November 17, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C.  20549

Attention:	Peggy Kim

	Re:	SEC Comment Letter dated November 13, 2008 Oscient Pharmaceuticals Corporation Amendment No. 3 to Form S-4 File No. 333-153394 Amendment No. 1 to Schedule TO-I File No. 005-34935 File November 7, 2008

Ladies and Gentlemen:

On behalf of Oscient Pharmaceuticals Company (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 13, 2008 relating to Amendment No. 3 to the Company’s Registration Statement on Form S-4 (File No. 333-153394) (the “Registration Statement”) and Amendment No. 1 to the Company’s Schedule TO-I (File No. 005-34935) both filed on November 7, 2008. For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated November 13, 2008 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

The Company is concurrently filing via EDGAR a complete copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) and an Amendment No. 2 to its Schedule TO-I (“Amendment No. 2). A copy of the Amendment No. 4 and Amendment No. 2 have been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

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For your convenience, the Company is also supplementally providing to the Staff copies of Amendment No. 4 and Amendment No. 2, which have been marked to show changes from the filings on November 7, 2008.

Form S-4

1.	Please revise the fee table to include the guarantees. In addition, please revise the cover and signature pages of the Schedule TO to include Guardian II Acquisition Corporation.

In response to comment 1, we have revised the fee table to include the guarantee. In addition, we confirm that we are filing a revised Schedule TO with a revised cover page and signature page to include Guardian II Acquisition Corporation.

Selected Historical Financial Data and Pro Forma Financial Statements, page 122

2.	Please update the information for the most recent quarter ended September 30, 2008.

In response to comment 2, we have updated the Registration Statement to include the information from the quarter ended September 30, 2008

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We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call Patrick O’Brien at (617) 951-7527.

Very truly yours,

/s/ Patrick O’Brien

Patrick O’Brien